EXHIBIT 99.1

Student Transportation Inc. Declares Quarterly Dividend

Dividends Will Regularly be Paid Monthly

BARRIE, Ontario, Feb. 13, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, announced that the Board of Directors has continued its practice of approving the announcement of dividends quarterly. Dividends will continue to be paid on a monthly basis to shareholders of record.

STI will pay a regular monthly cash dividend of C$0.04636833 per common share on April 16, 2012, May 15 and June 15 to shareholders of record at the close of business on March 30, 2012, April 30 and May 31.

STI designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.  These dividends should be considered "qualified dividends" from a US tax perspective under Section 1(h)(11) of the Internal Revenue Code of 1986, as amended, subject to the shareholder meeting the holding period requirement to claim the qualified dividend treatment.

Denis J Gallagher, Chairman & CEO of the company, said, "We are pleased to declare our dividend through the remainder of our fiscal year 2012. We continue to be excited about our operational results for the fiscal year and are highly confident we will continue to build on our core strengths of disciplined growth, safe operations and outstanding customer service."

Conference Call & Live Webcast

Management will host a conference call and live audio webcast to discuss STI's results for the second quarter of fiscal year 2012 at 11 a.m. (ET) on Tuesday, February 14, 2012. The call may be accessed by dialing 1-877-561-2750. To access the webcast and phone replay for up to 30 days, please visit www.rideSTBus.com for the webcast or dial 1-855-859-2056 and enter passcode 48839061.

Profile

Founded in 1997, Student Transportation Inc. is North America's third-largest and most progressive provider of school bus transportation services, operating more than 8,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.
         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (732) 280-4200
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com